SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 16, 2009

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the First Half of 2009

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Novartis delivers strong operational performance in the first half of 2009 driven by sustained Pharmaceuticals innovation

•                  Pharmaceuticals an industry growth leader: Net sales up 12% (local currencies) in first half of 2009 on contributions from new products and expansion in all regions

•                  R&D maintains momentum: Anti-cancer therapy Afinitor introduced in the US, awaiting EU approval; new biologic Ilaris and OTC brand Prevacid 24HR gain US approvals; clinical trials set to start in July for A(H1N1) pandemic flu vaccine

•                  H1 2009 operating results advance well, but impacted negatively by currencies:

•                  Net sales of USD 20.3 billion grow 8% in local currencies (lc), decline 2% in US dollars

•                  Operating income of USD 4.7 billion up 11% in constant currencies and excluding exceptional items in both periods, down 5% in US dollars

•                  Free cash flow before dividends advances 33% to USD 3.4 billion

•                  Net income of USD 4.0 billion falls 12%, includes negative currency impact and Alcon financing costs

•                  Basic EPS: USD 1.76 in first half of 2009 vs. USD 2.01 in 2008 period

•                  Novartis reaffirms expectations for strong operational performance in 2009 and record earnings in constant currencies

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Key figures – Continuing operations

First half

	H1 2009			H1 2008			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	20 255			20 635			–2	8
Operating income	4 711		23.3	4 949		24.0	–5
Net income	4 019		19.8	4 574		22.2	–12
Basic earnings per share	USD	1.76		USD	2.01		–12

Second quarter

	Q2 2009			Q2 2008			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	10 546			10 726			–2	8
Operating income	2 364		22.4	2 461		22.9	–4
Net income	2 044		19.4	2 266		21.1	–10
Basic earnings per share	USD	0.90		USD	0.99		–9

Basel, July 16, 2009 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: “I am pleased that our pharmaceuticals business continues to deliver double-digit underlying growth, driven by the strong momentum of our recently launched products. Our pipeline continues to deliver a steady stream of innovative medicines. In the first six months of 2009 we have introduced our new anti-cancer therapy Afinitor in the US and gained first approval for llaris as a new biologic therapy for auto-inflammatory diseases. We are advancing well in our efforts to rapidly produce and commercialize a vaccine against the H1N1 virus, with clinical trials set to begin in July. We continue to expect record underlying results in constant currencies based on innovation and productivity initiatives.”

OVERVIEW

First half

Pharmaceuticals delivered strong and sustained growth to lead the Group’s healthcare portfolio. The division’s net sales rose 12% in local currencies (+3% in US dollars) thanks to rapid expansion of recently launched products such as Lucentis, Exforge, Exjade, Exelon Patch, Reclast/Aclasta, Tasigna, Tekturna/Rasilez and Galvus and growth in all therapeutic franchises and regions. R&D highlights included the US launch of the anti-cancer medicine Afinitor, which is awaiting EU approval. US approvals were also granted for the biologic therapy Ilaris for some auto-inflammatory conditions and the OTC product Prevacid 24HR.

Challenging global economic conditions dampened growth in Consumer Health (+1% lc), while Sandoz (+4% lc) achieved greatly improved performances in many key markets outside the US.

Group net sales rose 8% in local currencies, but declined 2% in US dollars to USD 20.3 billion. Solid operational gains were offset by 10 percentage points from the negative impact of the stronger US dollar. Higher sales volumes contributed seven percentage points over the 2008 period, while net price changes provided one percentage point.

Operating income fell 5% to USD 4.7 billion, but rose 11% when adjusted for the impact of currency movements, exceptional items and the amortization of intangible assets in both periods. Significant productivity gains in production, marketing and selling, and administrative areas helped to finance R&D projects involving many novel and potentially first-in-class compounds as well as rapid expansion in high-growth markets.

Net income fell 12% to USD 4.0 billion, also impacted by financing costs for the 25% Alcon stake acquired in mid-2008. Basic earnings per share (EPS) declined to USD 1.76 in the first half of 2009 from USD 2.01 in the year-ago period.

Second quarter

Net sales rose 8% in local currencies, but fell 2% to USD 10.5 billion from the loss of 10 percentage points of growth to currency movements. The dynamic business expansion in Pharmaceuticals (+11% lc) led the performance ahead of Sandoz (+4% lc) and Consumer Health (+2% lc). Vaccines and Diagnostics (–15% lc) was hampered by comparison to the prior year that included deliveries of H5N1 pandemic flu vaccines.

Operating income fell 4% to USD 2.4 billion, but rose 13% when adjusted for the impact of adverse currency movements, exceptional items and the amortization of intangible assets in both periods.

Net income fell 10% to USD 2.0 billion, affected by currency changes and higher financing costs, which included a EUR 1.5 billion bond issued in the second quarter of 2009. Basic earnings per share (EPS) declined to USD 0.90 from USD 0.99 in the year-ago period.

Delivering sustainable growth by meeting broad healthcare needs

Results in the first half of 2009 confirm the Group’s strong operational performance as Novartis continues to focus on delivering long-term sustainable growth from a portfolio that addresses broad healthcare needs. The Group is selectively strengthening its businesses, stepping up investments in innovation and expanding in high-growth markets while improving organizational efficiency.

In Pharmaceuticals, ongoing dynamic growth of recently launched products (+91% lc) provided USD 2.0 billion of net sales in the first half of 2009, which represented 15% of net sales compared to 9% in the first half of 2008. These contributions have made Novartis one of the fastest-growing pharmaceutical companies in 2009 in terms of local currency net sales. New products emerging from the R&D pipeline, led by the anti-cancer medicine Afinitor, are expected to further support the expansion underway in all therapeutic areas. Top emerging markets also continue to deliver robust growth.

Vaccines and Diagnostics is making good progress in creating a vaccine against the new strain of influenza A(H1N1). Novartis has started large-scale antigen production at all sites in Europe, using both traditional egg-based manufacturing as well as its faster cell-based vaccine production capacity to maximize the potential vaccine supply. Using cell-culture technology, first batches have been successfully produced for both the wild virus strain and the “reassortant seed” modified virus recommended by the WHO and health authorities. Clinical trials will start in July for this vaccine. Novartis has secured several orders for H1N1 vaccines amid discussions with more than 35 governments. The US government has now awarded Novartis two contracts totaling USD 979 million for future purchase of H1N1 bulk vaccine and the Group’s proprietary MF59 adjuvant, while contracts have also been received from other countries.

Sandoz, a world leader in generics, is growing rapidly in selected key markets and taking actions to broaden its product portfolio. Sandoz agreed in May to acquire the generic oncology injectables business of EBEWE Pharma for EUR 925 million (USD 1.3 billion), which will create a new global growth platform and improve access to oncology medicines. Sandoz is also addressing FDA concerns about the Wilson manufacturing site in the US. An FDA inspection is anticipated for the 2009 third quarter.

Consumer Health continues to focus on maximizing the value of its trusted brands and expanding geographically, led by sustained growth in CIBA Vision from the rollout of new contact lens products. In the second quarter of 2009, Prevacid 24HR earned US regulatory approval as the first OTC (over-the-counter) version of this proton pump inhibitor for frequent heartburn; launch in the US is set for later in 2009.

Expansion in targeted high-growth markets continues. Net sales in the top six emerging markets rose 20% lc to USD 1.8 billion in the first half of 2009, with only limited signs to date of an adverse impact from global economic conditions.

Forward, an initiative for greater productivity, increased efficiency and speed, is progressing rapidly ahead of schedule with USD 631 million of incremental savings in the first half of 2009, which are being partially reinvested to bolster growth. Forward has now achieved cumulative cost savings of USD 1.7 billion and exceeded the 2010 goal of USD 1.6 billion (compared to 2007) 18 months ahead of plan.

Group outlook

(Barring any unforeseen events)

Novartis reaffirms expectations for strong underlying momentum in 2009, with Group net sales growing at a mid-single-digit rate in local currencies. Pharmaceuticals net sales are now expected to expand at a minimum high-single-digit rate in 2009, also in local currencies. Underlying growth in operating and net income to record levels in 2009, however, could be more than offset in reported results by currency-related losses.

BUSINESS REVIEW

First half

Net sales

	H1 2009	H1 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	13 548	13 192	3	12
Vaccines and Diagnostics	494	602	–18	–9
Sandoz	3 500	3 854	–9	4
Consumer Health continuing operations	2 713	2 987	–9	1
Net sales from continuing operations	20 255	20 635	–2	8

Pharmaceuticals: USD 13.5 billion (+3%, +12% lc)

Dynamic local currency growth driven by double-digit advances in all regions, particularly Europe (USD 4.9 billion, +12% lc) and the US (USD 4.6 billion, +11%), and also Japan (USD 1.5 billion, +10% lc) following the launches of four newly approved medicines in early 2009. The six targeted emerging markets of Brazil, China, India, Russia, South Korea and Turkey (USD 1.2 billion, +22% lc) maintained a rapid expansion pace.

New launches and the rollout of new products – led by Lucentis, Exforge, Exjade, Exelon Patch, Reclast/Aclasta and Tekturna/Rasilez – contributed USD 2.0 billion of net sales in the 2009 period. This represented 15% of division net sales compared to 9% in the first half of 2008. Product launches also contributed eight percentage points of the division’s local currency net sales growth of 12% lc.

All therapeutic franchises expanded at double-digit rates. Oncology (USD 4.2 billion, +15% lc), the largest franchise, kept up a strong pace thanks to Gleevec/Glivec (USD 1.9 billion, +15% lc), Femara (USD 596 million, +15% lc) and Exjade (USD 295 million, +35% lc). The strategic Cardiovascular franchise (USD 3.6 billion, +14% lc) showed solid growth, helped by the new high blood pressure medicines Exforge (USD 304 million) and Tekturna/Rasilez (USD 119 million) that contributed more than seven percentage points of incremental growth. Diovan (USD 2.9 billion, +6% lc) showed double-digit gains in Japan and solid advances in Europe and the US. Neuroscience and Ophthalmics (USD 2.1 billion, +11% lc) was driven by Lucentis (USD 523 million, +42% lc) and Exelon Patch (USD 214 million) as well as initial contributions from Extavia (USD 12 million).

Vaccines and Diagnostics: USD 494 million (–18%, –9% lc)

Higher deliveries of seasonal flu vaccines to the Southern Hemisphere as well as for pediatric vaccine components and rabies vaccines in the 2009 period more than offset a decline in TBE (tick-borne encephalitis) vaccines, which reflected markets reaching the end of the catch-up phase in central Europe. The absence of H5N1 pandemic flu vaccine sales weighed on the 2009 performance compared to the 2008 period.

Sandoz: USD 3.5 billion (–9%, +4% lc)

Solid sales growth in local currencies was seen in all regions outside the US, led by Central and Eastern Europe (+12% lc) and Asia-Pacific (+26% lc). Also contributing were the three approved Sandoz biosimilars (+62% lc). Market share gains were seen in Germany (+3% lc) in a declining market. Sales in the US (-1% lc) fell mostly due to price erosion as well as limited new product launches and the impact of ongoing lost sales from remediation of the Wilson manufacturing site.

Consumer Health: USD 2.7 billion (–9%, +1% lc)

CIBA Vision benefited from solid expansion and market share gains for new contact lens products. Animal Health was largely unchanged as the farm animal business recovered from

2008, but reduced consumer spending affected the companion animal business. Despite adverse global market conditions, OTC net sales (lc) were in line with the 2008 period.

Operating income

	H1 2009		H1 2008		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	4 275	31.6	4 274	32.4	0
Vaccines and Diagnostics	–234		–128
Sandoz	538	15.4	591	15.3	–9
Consumer Health continuing operations	506	18.7	566	18.9	–11
Corporate Income & Expense, net	–374		–354
Operating income from continuing operations	4 711	23.3	4 949	24.0	–5

Pharmaceuticals: USD 4.3 billion (+0%)

Reported operating income was affected by the negative impact of currencies (–11 percentage points) and lower favorable exceptional items (–4 percentage points). Excluding these effects, underlying operating income advanced 15% thanks to the double-digit sales expansion and productivity savings, outpacing the 12% lc net sales expansion. Adjusted for intangible asset charges and exceptional items, the operating margin was 33.0% in the 2009 period compared to 32.6% in 2008. Cost of Goods Sold was steady at 16.7% of net sales, while other revenues fell 0.9 percentage points following the end of Betaseron® royalty receipts in late 2008. R&D investments rose to 20.5% of net sales from 20.2% in the 2008 period. Marketing & Sales expenses fell to 29.6% in 2009 from 30.4% in the first half of 2008. Productivity gains of USD 458 million enabled both underlying margin improvements and significant investments to support launches and hypergrowth plans in Oncology and targeted emerging markets.

Vaccines and Diagnostics: USD –234 million

The adjusted operating loss, which excludes exceptional items and the amortization of intangible assets, rose to USD 35 million compared to a loss of USD 4 million in the year-ago period. Results for the 2009 period included a USD 45 million legal charge, while the 2008 first half included a USD 49 million exceptional gain for a diagnostics license fee.

Sandoz: USD 538 million (–9%)

Volume expansion in many key markets and ongoing productivity gains were more than offset by lower contributions from the US and negative currency movements of about 13 percentage points. Marketing & Sales and R&D both fell as a percentage of net sales despite continued expansion in growth markets and new product development. Cost of Goods Sold rose on changes in product mix due to a lack of major US product launches.

Consumer Health: USD 506 million (–11%)

In constant currencies, operating income improved 7% over the year-ago period on the strength of business expansion and supply chain productivity gains in CIBA Vision.

Corporate Income & Expense, net

The increase in net corporate expenses was due mainly to higher pension expenses.

Second quarter

Net sales

	Q2 2009	Q2 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	7 115	6 928	3	11
Vaccines and Diagnostics	247	322	–23	–15
Sandoz	1 774	1 948	–9	4
Consumer Health continuing operations	1 410	1 528	–8	2
Net sales from continuing operations	10 546	10 726	–2	8

Pharmaceuticals: USD 7.1 billion (+3%, +11% lc)

Continuing the strong momentum of the 2009 first quarter, all regions showed double-digit underlying net sales growth. Europe (USD 2.6 billion, +12% lc), the division’s largest region, had strong incremental growth from recently launched products. The US (USD 2.4 billion, +9%) also benefited from expansion of the rejuvenating product portfolio. In addition, Canada and Latin America (USD 607 million, +12% lc) delivered strong performances. The six targeted emerging markets of Brazil, China, India, Russia, South Korea and Turkey (USD 651 million, +25% lc) all advanced rapidly and were led by Russia, Turkey and China.

Recently launched products delivered USD 1.1 billion of net sales in the second quarter of 2009, representing 16% of the division’s net sales compared to 10% in the 2008 quarter. These new products also provided eight percentage points of the 11% lc net sales growth in the 2009 period.

All therapeutic franchises delivered improvements in underlying sales, led by Oncology (USD 2.2 billion, +17% lc) benefiting from broad advances and the US launch of Afinitor. The strategic Cardiovascular franchise (USD 1.9 billion, +14% lc) was helped by Exforge and Tekturna/Rasilez. Neuroscience and Ophthalmics (USD 1.1 billion, +10% lc) saw rapid gains for Lucentis and Exelon Patch.

Vaccines and Diagnostics: USD 247 million (–23%, –15% lc)

Lower sales of TBE (tick-borne encephalitis) vaccines and the lack of H5N1 vaccine sales led to the decline. No sales were booked in the 2009 quarter for initial orders of H1N1 pandemic flu vaccines.

Sandoz: USD 1.8 billion (–9%, +4% lc)

Maintaining the pace of the 2009 first quarter, top markets achieved strong performances and were led by Asia-Pacific (+24% lc), Central and Eastern Europe (+6% lc) and Germany (+4% lc). The US (+2% lc) returned to year-on-year quarterly growth for the first time since the fourth quarter of 2007.

Consumer Health: USD 1.4 billion (–8%, +2% lc)

New contact lens product launches underpinned local currency growth and market share gains for CIBA Vision. The Animal Health farm business and OTC expanded in North America ahead of their respective markets, while the overall businesses continued to suffer from reduced consumer spending and wholesaler destocking due to credit pressures.

Operating income

	Q2 2009		Q2 2008		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	2 213	31.1	2 178	31.4	2
Vaccines and Diagnostics	–167		–75
Sandoz	247	13.9	246	12.6	0
Consumer Health continuing operations	271	19.2	304	19.9	–11
Corporate Income & Expense, net	–200		–192
Operating income from continuing operations	2 364	22.4	2 461	22.9	–4

Pharmaceuticals: USD 2.2 billion (+2%)

Operating income improved while absorbing the negative impact of currencies (–10 percentage points) and reduced favorable exceptional items (–5 percentage points). Excluding these effects, underlying operating income advanced 17% thanks to the strong business expansion and increased productivity gains, outpacing the 11% lc net sales growth. The adjusted operating margin rose 1.1 percentage points to 32.7% of net sales in 2009 compared to 31.6% in 2008. The end of Betaseron® royalty receipts in late 2008 led to a decline of 0.9 percentage points in other revenues. Cost of Goods Sold improved by 0.7 percentage points to 16.6% of net sales mainly from product mix. R&D investments rose 0.7 percentage points to 20.3% of net sales to support late-stage projects and biologics. Marketing & Sales fell 0.8 percentage points to 29.6% of net sales. Productivity savings enabled both underlying margin improvements and significant investments to bolster growth.

Vaccines and Diagnostics: USD –167 million

Excluding exceptional items and amortization of intangible assets, the adjusted operating loss was USD 46 million in the second quarter of 2009 compared to adjusted operating income of USD 16 million in the 2008 period.

Sandoz: USD 247 million (+0%)

The operating margin rose 1.3 percentage points to 13.9% from the 2008 quarter as focused efforts on productivity gains, including reductions in Cost of Goods Sold and total function costs, helped maintain profitability at the prior-year level despite negative currency movements (–12 percentage points) and lower contributions from the US.

Consumer Health: USD 271 million (–11%)

Significant R&D investments across all businesses were financed by productivity gains in marketing, general and administrative expenses. Operating income grew 5% over the year-ago period in constant currencies.

Corporate Income & Expense, net

Net corporate expenses in the second quarter of 2009, which were slightly higher than the year-ago period, included higher pension expenses.

FINANCIAL REVIEW

First half and second quarter

	H1 2009	H1 2008	Change	Q2 2009	Q2 2008	Change
	USD m	USD m	%	USD m	USD m	%
Operating income from continuing operations	4 711	4 949	–5	2 364	2 461	–4
Income from associated companies	207	256	–19	124	119	4
Financial income	43	233	–82	91	85	7
Interest expense	–222	–118	88	–136	–61	123
Taxes	–720	–746	–3	–399	–338	18
Net income from continuing operations	4 019	4 574	–12	2 044	2 266	–10
Net income from discontinued operations		9			–6
Total net income	4 019	4 583	–12	2 044	2 260	–10

Income from associated companies

The decline in income from associated companies in the first half of 2009 resulted mainly from reduced contributions from the Roche stake, which included a negative adjustment of USD 40 million since Roche’s reported 2008 results were lower than anticipated. However, income from associated companies rose 4% in the second quarter of 2009 to USD 124 million on increased contributions from both the Roche and Alcon investments.

Financial result, net

Average net debt in the 2009 first half amounted to USD 2.3 billion compared to average net liquidity of USD 5.9 billion in 2008, reflecting the mid-2008 purchase of the Alcon stake. As a result, and also due to currency losses and lower financial yields, financial income in the first half fell by USD 190 million to USD 43 million. Also in the first half of 2009, interest expense rose to USD 222 million, which included an additional expense of USD 136 million in the 2009 period for the US dollar and Euro bonds issued in the first half of 2009 and the Swiss franc bonds issued in mid-2008. In the second quarter of 2009, financial income was up 7% over the year-ago period, but interest expenses more than doubled due to the issuance of debt.

Taxes

The tax rate (taxes as a percentage of pre-tax income) was 15.2% in the first half of 2009 compared to 14.0% in the year-ago period based on a reassessment of the Group’s anticipated full-year tax rate. This resulted in a substantial increase in the tax rate to 16.3% for the second quarter of 2009 compared to 13.0% in the year-ago period.

Net income from continuing operations

Among factors for the 12% decline in net income to USD 4.0 billion in the first half of 2009 were reduced contributions from the operating businesses and associated companies as well as higher financial charges. These same factors also weighed on net income in the second quarter of 2009, which fell 10% to USD 2.0 billion.

Basic earnings per share

Basic earnings per share (EPS) from continuing operations were USD 1.76 per share in the first half of 2009, down from USD 2.01 in the 2008 period, in line with the decline in net income. For the second quarter, basic EPS also fell in line with net income, declining 9% to USD 0.90 per share from USD 0.99 in the prior-year quarter.

Balance sheet

Total assets increased to USD 84.3 billion at the end of the first half of 2009 compared to USD 78.3 billion at the end of 2008, mainly reflecting proceeds from recent bond issues that are held as cash and marketable securities.

The Group’s equity was largely unchanged at USD 50.5 billion at the end of the first half of 2009 compared to USD 50.4 billion at the end of 2008 as net income of USD 4.0 billion in the 2009 period was largely offset by the dividend payment in the 2009 first quarter amounting to USD 3.9 billion, an 18% increase in US dollars from the 2008 dividend payment of USD 3.3 billion.

The Group’s debt/equity ratio rose to 0.27:1 at the end of the first half of 2009 from 0.15:1 at the end of 2008, reflecting the successful issuance of a USD 5 billion bond (two tranches) in the US in the first quarter and the launch of a EUR 1.5 billion bond in the second quarter. At the end of the first half of 2009, financial debt of USD 13.9 billion consisted of USD 4.7 billion in current and USD 9.2 billion in non-current liabilities.

Overall liquidity increased to USD 11.8 billion at June 30, 2009, from USD 6.1 billion at the end of 2008. Taking into account the debt raised in 2009, net debt increased to USD 2.1 billion at June 30, 2009, from USD 1.2 billion at December 31, 2008, and net liquidity of USD 5.5 billion at June 30, 2008.

Credit agencies maintained their ratings of Novartis debt during the first half of 2009.  Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s had a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch had a long-term rating of AA and a short-term rating of F1+. These agencies maintained a “stable” outlook.

Cash flow

Cash flow from operating activities from continuing operations rose 29% to USD 4.6 billion in the first half of 2009 compared to the year-ago period as a result of improved working capital management as well as lower financial and tax payments in the first six months of 2009 compared to the prior-year period. Operating cash flow in the first half of 2008 also included restructuring payments for the Forward productivity initiative.

A substantial portion of proceeds from the US dollar and euro bond issues in the first half of 2009 were reinvested into marketable securities, resulting in an outflow of USD 5.6 billion in cash flow from investing activities in the first half of 2009 compared to an inflow of USD 4.5 billion in the year-ago period. Cash inflows from financing activities were a net USD 2.5 billion in the 2009 first half, composed of a combined USD 7.1 billion of proceeds from the bond issues that were partially offset by the dividend payment for 2008 of USD 3.9 billion and other items totaling USD 0.7 billion.

PHARMACEUTICALS PRODUCT REVIEW

Note: Net sales growth data refer to year-to-date 2009 performance in local currencies.

Strategic Cardiovascular franchise

The strategic Cardiovascular franchise (USD 3.6 billion, +14% lc) showed solid growth on expansion of the high blood pressure medicines Exforge and Tekturna/Rasilez, providing more than seven percentage points of franchise net sales gains in the 2009 first half. Diovan underpinned the franchise with rising contributions in all markets, leading to overall gains in the US and global antihypertension market segments.

Diovan (USD 2.9 billion, +6% lc) benefited from double-digit growth in Japan, which now accounts for about 20% of net sales, and a solid performance in Europe ahead of the anticipated entry of generic versions as early as the second half of 2009 of losartan, another medicine in the angiotensin receptor blockers (ARB) segment. In the US, Diovan (+5%) continues to grow solidly despite generic versions of rival high blood pressure medicines in other classes.

Exforge (USD 304 million +96% lc), a single pill containing the angiotensin receptor blocker Diovan (valsartan) and the calcium channel blocker amlodipine, has been steadily outpacing the high blood pressure medicine market due to its differentiated efficacy profile. Exforge HCT, which includes the addition of a diuretic to this combination, received US regulatory approval in April 2009 as the only high blood pressure therapy with three medicines in one pill.

Tekturna/Rasilez (USD 119 million, +117% lc), the first new type of high blood pressure medicine in more than a decade, has accelerated its growth pace thanks to an increasing body of data affirming its ability to reduce blood pressure for more than 24 hours, its potential benefits for organ protection, and its consistent superiority in clinical trials over ramipril, a leading ACE inhibitor (another class of high blood pressure medicines). Data from the ASPIRE HIGHER outcomes program and various single-pill combinations with other medicines are expected to drive future growth. Rasilez HCT, a single-pill combination with a diuretic, has been launched in Europe after approval in January 2009. This combination is available in the US as Tekturna HCT. A single-pill combination with valsartan was also submitted for European approval in June 2009, matching a US submission in late 2008. Another combination with amlodipine is on track for US and EU submissions in 2009.

Oncology

Gleevec/Glivec (USD 1.9 billion, +15% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), has achieved sustained double-digit growth based on its leadership position in treating these cancers backed by new clinical data and regulatory approvals. Glivec received European regulatory approval in May 2009 as a post-surgery (adjuvant setting) therapy for GIST following Swiss (February 2009) and US (December 2008) approvals.

Tasigna (USD 88 million), a second-line therapy for patients with a form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec, has been expanding quickly in the US, Germany and the UK while also demonstrating potential to become a leading therapy for newly diagnosed CML patients. Phase II data at the European Hematology Association meeting in June demonstrated that patients treated with Tasigna at 12 months had rapid responses and a deep reduction in the amount of the abnormal protein that causes CML. Results from a Phase III trial comparing Tasigna and Gleevec/Glivec are expected in 2010. A first-line study in GIST began enrollment in March.

Zometa (USD 701 million, +10% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, has been growing due to improved compliance and use in existing indications. Also supporting the broad expansion have been landmark data first presented in 2008, and published in early 2009 in “The New England Journal of Medicine,” that showed the significant anti-cancer benefit of Zometa in reducing the risk of cancer recurrence or death in premenopausal women with hormone-sensitive, early-stage breast cancer. Studies are underway to review the potential anti-cancer benefits of Zometa in other tumor types.

Femara (USD 596 million, +15% lc), an oral therapy for women with hormone-sensitive breast cancer, continued with strong growth in 2009 on the back of gains in the European initial post-surgery (adjuvant setting) segment. The entry of generic competition in some markets, however, had a modest impact on the positive performance.

Sandostatin (USD 539 million, +6% lc), for acromegaly and neuroendocrine tumors of the gastrointestinal tract and pancreas, benefited from increasing use of Sandostatin LAR, the once-monthly version that accounts for nearly 90% of net sales. Updated Phase III data presented at the American Society of Clinical Oncology (ASCO) meeting in May further demonstrated a significant delay in tumor progression in patients with metastatic neuroendocrine tumors of the midgut who were treated with Sandostatin LAR. These data formed the basis of the recent US National Comprehensive Cancer Network (NCCN) update on treatment guidelines for neuroendocrine tumors.

Exjade (USD 295 million, +35% lc), approved in more than 90 countries as the only once-daily oral therapy for transfusional iron overload, recently received regulatory approvals in Brazil, the US and Canada for a new dose of 40 mg/kg, which provides a new option for patients who require higher dose titration for iron chelation. This new dose was also approved in Switzerland in early 2009.

Afinitor (USD 12 million), an oral inhibitor of the mTOR pathway, was launched in the US after regulatory approval was granted in March as the first therapy for patients with advanced renal cell carcinoma (kidney cancer) after failure of treatment with sunitinib or sorafenib. European Union regulatory approval is anticipated soon, after the Committee for Medicinal Products (CHMP) issued a positive opinion in May supporting approval in renal cell carcinoma following progression on VEGF-targeted therapy. Afinitor is being studied in many cancer types: Phase III studies are underway in neuroendocrine tumors (NET), breast cancer, lymphoma and tuberous sclerosis complex (TSC), while Phase III trials are planned to be initiated in hepatocellular carcinoma (HCC) and gastric cancer. A Phase III trial in carcinoids (a type of NET) is ongoing and will continue through to final analysis, with regulatory submissions for this indication expected in 2010. Positive data have also recently been presented from early clinical studies in HCC and lymphoma. This product’s active ingredient, everolimus, is the same as in the transplant therapy Certican.

Other Pharmaceuticals products

Lucentis (USD 523 million, +42% lc), a biotechnology eye therapy approved in more than 80 countries, generated ongoing dynamic growth in Europe, Latin America, Japan and key emerging markets based on its status as the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. Genentech holds the US rights to this medicine.

Exelon/Exelon Patch (USD 436 million, +24% lc), a therapy for mild to moderate forms of Alzheimer’s disease dementia and also dementia linked with Parkinson’s disease, has seen dynamic growth in the US and Europe since the late 2007 launch of Exelon Patch, a novel skin patch, that accounts for about half of franchise net sales.

Reclast/Aclasta (USD 200 million, +105% lc), the first once-yearly infusion therapy for osteoporosis, has been fueled by increasing patient access to infusion centers in the US and Europe as well as a growing list of approved indications for use in a broad range of patients suffering from various types of this debilitating disease. Reclast/Aclasta, approved for five indications, gained additional US approval in May as the only therapy to prevent postmenopausal osteoporosis with convenient, less-frequent dosing, while European approval was granted in June for treatment of osteoporosis caused by steroid treatment in men and postmenopausal women, an indication already approved in the US.

Xolair (USD 140 million, +67% lc, Novartis sales), a biotechnology drug for moderate to severe persistent asthma in the US and allergic asthma in Europe, has grown strongly thanks to its approval in more than 60 countries, including the Japan launch in early 2009. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech’s US sales were USD 277 million in the first half of 2009.

Galvus/Eucreas (USD 65 million), two oral treatments for type 2 diabetes, have grown strongly during the rollout since 2008 in many European, Latin American and Asia-Pacific markets. Galvus is approved in 60 countries, while Eucreas (a single-pill combination with the oral anti-diabetes medicine metformin) is now available in 21 countries.

Extavia (USD 12 million), for patients with some forms of multiple sclerosis (MS), has been prescribed for use by about 3,000 patients in Europe since the early 2009 launch that marks the entry of Novartis into this disease area. Extavia is the same medicinal product as Betaferon®/ Betaseron®, which is marketed by Bayer Schering. Novartis gained rights to its own branded version in agreements with Bayer Schering after Novartis fully acquired Chiron. Novartis expects to launch Extavia in the US in 2009.

R&D UPDATE

Pharmaceuticals

Ilaris (canakinumab, formerly ACZ885), a human antibody targeting IL-1 beta, received US regulatory approval in June as a new therapy to treat children as young as four years old and adults with CAPS (Cryopyrin-Associated Periodic Syndromes), a group of serious life-long auto-inflammatory diseases. Decisions are pending on regulatory submissions in several countries, including Europe, Canada and Switzerland. Data from a one-year Phase III trial published in “The New England Journal of Medicine” in June confirmed that Ilaris offered rapid and long-term clinical remission in CAPS patients. Studies are underway in other disease areas believed to involve IL-1 beta, including some forms of gout, Systemic Juvenile Idiopathic Arthritis (SJIA), Chronic Obstructive Pulmonary Disease (COPD) and type 2 diabetes.

Coartem (artemether/lumefantrine), the leading artemisinin-based combination treatment for malaria, received US regulatory approval in April. Novartis has provided more than 250 million Coartem treatments to date for public-sector use in malaria-endemic regions.

QAB149 (indacaterol), a bronchodilator in development for Chronic Obstructive Pulmonary Disease (COPD), has been shown in Phase III clinical trials to significantly improve lung function over the currently available treatments formoterol and tiotropium at three months of therapy. QAB149 also improved symptom control in COPD, a life-threatening lung condition affecting 210 million people worldwide. Further Phase III data will be presented at the European Respiratory Society meeting in September 2009. QAB149, which is expected to form the cornerstone of planned combination therapies in development against COPD, was submitted for US and European regulatory review in late 2008.

FTY720 (fingolimod), a novel oral development therapy for multiple sclerosis, showed continued low relapse rates after four years in patients with relapsing-remitting MS in an open-label Phase II extension study. The data, presented at the American Academy of Neurology (AAN) meeting in April, also showed no significant change in the safety profile from three to four years. Data at AAN from TRANSFORMS, a one-year Phase III trial against interferon beta-1a (Avonex®), showed 80-83% of MS patients given FTY720 were relapse-free for one year compared to 69% of patients treated with Avonex® (p<0.001), with a safety profile for FTY720 in line with previous experience. US and European regulatory submissions are expected by the end of 2009. Initial results of the Phase III placebo-controlled FREEDOMS trials are also expected in the fourth quarter of 2009.

Certican (everolimus), an oral inhibitor of the mTOR pathway, was submitted for US regulatory approval in June for use in kidney transplant patients. Results of a one-year study, which was undertaken in response to “approvable letters” from the FDA, achieved primary efficacy and renal function targets and were also consistent with experience seen in 70 countries — including in Europe — where this medicine has been approved. Everolimus is also the active ingredient in the anti-cancer therapy Afinitor, which has been approved in the US.

AGO178 (agomelatine), a once-daily investigational treatment for patients with major depression, will be studied in additional Phase III trials to further explore the benefit/risk and pharmacokinetic profile of this compound. A recent review of data from previous Phase III trials confirmed the known efficacy and safety profile of the drug. Submission for US regulatory approval, which had been anticipated in 2009, is now expected in 2012. The US rights to this compound were acquired in March 2006 from Servier.

Vaccines and Diagnostics

Menveo, which was submitted in 2008 for US regulatory approval as a new vaccine to protect against four common types of meningococcal meningitis in people age 11-55, has received a Complete Response letter from the FDA requesting additional information on the submission’s clinical and CMC (Chemistry Manufacturing and Control) sections. No new clinical trials are required, and Novartis expects to respond to all questions fully in 2009. Menveo was also submitted in 2008 for regulatory approval in Europe for use in adolescents (from age 11) and adults. Clinical trials are underway in other age groups, including as young as from two months, to protect against the serogroups A, C, W-135 and Y found with this often-fatal bacterial infection.

Sandoz

Omnitrope, the pioneering biosimilar of the recombinant human growth hormone somatropin, has received regulatory approval as the first-ever biosimilar in Japan under the brand name Somatropin BS S.C. This approval paves the way for greater access to high-quality biopharmaceuticals in the world’s second-largest pharmaceuticals market and comes about three months after Japanese authorities published guidelines for a biosimilar regulatory pathway, which is based on similar scientific principles already in place in the European Union. Sandoz pioneered the field of biosimilars with the approval and launch of Omnitrope in the US and Europe. Omnitrope was also approved in Canada in 2009. Sandoz is the only company with three approved biosimilars in Europe: Omnitrope, Binocrit (epoetin alfa) and Zarzio (filgrastim).

OTC

Prevacid 24HR (lansoprazole delayed-release capsules 15 mg), a once-daily proton pump inhibitor, received US regulatory approval in May as the first and only OTC (over-the-counter) version of this popular prescription medicine. The FDA granted three years of marketing exclusivity for the 15 mg OTC dose, meaning that no branded or private label competition is allowed before May 2012. Prevacid 24HR is expected to be available in the US later in 2009. Novartis gained the rights for OTC development and commercialization of Prevacid® from Takeda Pharmaceuticals North America, Inc.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “awaiting,” “set,” “expectations,” “pipeline,” “expect,” “potentially,” “sustainable,” “expected,” “potential,” “will,” “planned,” “outlook,” “could”, “anticipated,” “expects,” “paves the way,” “may,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding the potential acquisition of any business by Novartis; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Neither can there be any guarantee that the proposed acquisition of any business will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 22, 2009	Third quarter and first nine months 2009 results
December 9, 2009	Novartis investor event: Oncology and pipeline update (Basel)
January 2010	Fourth quarter and full-year 2009 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	20 255	20 635	–380	–2
Other revenues	413	571	–158	–28
Cost of Goods Sold	–5 409	–5 584	175	–3
Of which amortization and impairments of product and patent rights and trademarks	–456	–498	42	–8
Gross profit	15 259	15 622	–363	–2
Marketing & Sales	–5 711	–5 921	210	–4
Research & Development	–3 496	–3 441	–55	2
General & Administration	–1 047	–1 078	31	–3
Other Income & Expense, net	–294	–233	–61	26
Operating income from continuing operations	4 711	4 949	–238	–5
Income from associated companies	207	256	–49	–19
Financial income	43	233	–190	–82
Interest expense	–222	–118	–104	88
Income before taxes from continuing operations	4 739	5 320	–581	–11
Taxes	–720	–746	26	–3
Net income from continuing operations	4 019	4 574	–555	–12
Net income from discontinued Consumer Health operations		9	–9
Total net income	4 019	4 583	–564	–12
Attributable to:
Shareholders of Novartis AG	3 997	4 566	–569	–12
Non-controlling interests	22	17	5	29
Average number of shares outstanding – Basic (million)	2 264.9	2 266.2	–1.3
Basic earnings per share (USD)(1)
– Continuing operations	1.76	2.01	–0.25	–12
– Discontinued operations		0.00
– Total	1.76	2.01	–0.25	–12
Average number of shares outstanding – Diluted (million)	2 281.4	2 285.2	–3.8
Diluted earnings per share (USD)(1)
– Continuing operations	1.75	2.00	–0.25	–13
– Discontinued operations		0.00
– Total	1.75	2.00	–0.25	–13

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements (unaudited)

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	10 546	10 726	–180	–2
Other revenues	196	264	–68	–26
Cost of Goods Sold	–2 824	–2 936	112	–4
Of which amortization and impairments of product and patent rights and trademarks	–233	–252	19	–8
Gross profit	7 918	8 054	–136	–2
Marketing & Sales	–2 990	–3 106	116	–4
Research & Development	–1 802	–1 767	–35	2
General & Administration	–542	–559	17	–3
Other Income & Expense, net	–220	–161	–59	37
Operating income from continuing operations	2 364	2 461	–97	–4
Income from associated companies	124	119	5	4
Financial income	91	85	6	7
Interest expense	–136	–61	–75	123
Income before taxes from continuing operations	2 443	2 604	–161	–6
Taxes	–399	–338	–61	18
Net income from continuing operations	2 044	2 266	–222	–10
Net income from discontinued Consumer Health operations		–6	6
Total net income	2 044	2 260	–216	–10
Attributable to:
Shareholders of Novartis AG	2 035	2 249	–214	–10
Non-controlling interests	9	11	–2	–18
Average number of shares outstanding – Basic (million)	2 263.3	2 266.8	–3.5
Basic earnings per share (USD)(1)
– Continuing operations	0.90	0.99	–0.09	–9
– Discontinued operations		0.00
– Total	0.90	0.99	–0.09	–9
Average number of shares outstanding – Diluted (million)	2 279.6	2 285.6	–6.0
Diluted earnings per share (USD)(1)
– Continuing operations	0.89	0.98	–0.09	–9
– Discontinued operations		0.00
– Total	0.89	0.98	–0.09	–9

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of recognized income and expense (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	4 019	4 574	–555
Fair value adjustments on financial instruments, net of taxes	36	–77	113
Net actuarial losses from defined benefit plans, net of taxes	–55	–158	103
Novartis share of equity recognized by associated companies, net of taxes	–86	–13	–73
Translation effects	12	1 365	–1 353
Amounts related to discontinued operations		9	–9
Recognized income and expense	3 926	5 700	–1 774
Attributable to:
Shareholders of Novartis AG	3 896	5 691	–1 795
Non-controlling interests	30	9	21

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 044	2 266	–222
Fair value adjustments on financial instruments, net of taxes	79	13	66
Net actuarial gains from defined benefit plans, net of taxes	610	506	104
Novartis share of equity recognized by associated companies, net of taxes	–19		–19
Translation effects	1 415	–11	1 426
Amounts related to discontinued operations		–6	6
Recognized income and expense	4 129	2 768	1 361
Attributable to:
Shareholders of Novartis AG	4 108	2 764	1 344
Non-controlling interests	21	4	17

Condensed consolidated balance sheets

	June 30, 2009	Dec 31,		June 30, 2008
	(unaudited)	2008	Change	(unaudited)
	USD m	USD m	USD m	USD m
Assets

Non-current assets
Property, plant & equipment	13 445	13 100	345	13 727
Goodwill	11 381	11 285	96	11 475
Intangibles other than goodwill	9 259	9 534	–275	10 088
Financial and other non-current assets	23 017	23 499	–482	16 024
Total non-current assets	57 102	57 418	–316	51 314
Current assets
Inventories	6 130	5 792	338	6 450
Trade receivables	7 167	7 026	141	7 142
Other current assets	2 060	1 946	114	2 295
Cash, short-term deposits and marketable securities	11 815	6 117	5 698	16 198
Total current assets	27 172	20 881	6 291	32 085
Total assets	84 274	78 299	5 975	83 399
Equity and liabilities

Total equity	50 488	50 437	51	51 605
Non-current liabilities
Financial debts	9 196	2 178	7 018	2 172
Other non-current liabilities	9 232	9 180	52	9 939
Total non-current liabilities	18 428	11 358	7 070	12 111
Current liabilities
Trade payables	3 320	3 395	–75	3 251
Financial debts and derivatives	4 673	5 186	–513	8 559
Other current liabilities	7 365	7 923	–558	7 873
Total current liabilities	15 358	16 504	–1 146	19 683
Total liabilities	33 786	27 862	5 924	31 794
Total equity and liabilities	84 274	78 299	5 975	83 399

Condensed consolidated changes in equity (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m
Consolidated equity at January 1	50 437	49 396	1 041
Recognized income and expense	3 926	5 700	–1 774
Purchase of treasury shares, net	–196	–432	236
Equity-based compensation	298	303	–5
Dividends	–3 941	–3 345	–596
Changes in non-controlling interests	–36	–17	–19
Consolidated equity at June 30	50 488	51 605	–1 117

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m
Consolidated equity at April 1	46 228	49 266	–3 038
Recognized income and expense	4 129	2 768	1 361
Sale/purchase of treasury shares, net	44	–554	598
Equity-based compensation	128	137	–9
Dividends		–3	3
Changes in non-controlling interests	–41	–9	–32
Consolidated equity at June 30	50 488	51 605	–1 117

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	4 019	4 574	–555
Reversal of non-cash items
Taxes	720	746	–26
Depreciation, amortization and impairments	1 098	1 258	–160
Change in provisions and other non-current liabilities	235	217	18
Net financial expense/income	179	–115	294
Other	107	–84	191
Net income adjusted for non-cash items	6 358	6 596	–238
Interest and other financial receipts	570	571	–1
Interest and other financial payments	–135	–611	476
Taxes paid	–928	–1 176	248
Cash flow before working capital changes	5 865	5 380	485
Payments out of provisions and other net cash movements in non-current liabilities	–422	–307	–115
Change in net current assets and other operating cash flow items	–872	–1 532	660
Cash flow from operating activities from continuing operations	4 571	3 541	1 030
Investments in property, plant & equipment	–853	–967	114
Investments in intangible, non-current and financial assets	–370	–166	–204
Sale of property, plant & equipment, intangible, financial and other non-current assets	74	166	–92
Acquisitions / divestments	–31		–31
Increase/decrease in marketable securities, associated companies and non-controlling interests	–4 394	5 452	–9 846
Cash flow from investing activities from continuing operations	–5 574	4 485	–10 059
Change in current and non-current financial debts	6 648	4 367	2 281
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Treasury share transactions	–196	–512	316
Other financing cash flows	–4	–20	16
Cash flow from financing activities from continuing operations	2 507	490	2 017
Cash flow from discontinued operations		69	–69
Translation effect on cash and cash equivalents	48	124	–76
Change in cash and cash equivalents from continuing operations	1 552	8 709	–7 157
Cash and cash equivalents at January 1 from continuing operations	2 038	5 360	–3 322
Cash and cash equivalents at June 30 from continuing operations	3 590	14 069	–10 479

Condensed consolidated cash flow statements (unaudited)

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 044	2 266	–222
Reversal of non-cash items
Taxes	399	338	61
Depreciation, amortization and impairments	550	624	–74
Change in provisions and other non-current liabilities	156	130	26
Net financial expense/income	45	–24	69
Other	47	–4	51
Net income adjusted for non-cash items	3 241	3 330	–89
Interest and other financial receipts	237	120	117
Interest and other financial payments	–106	–549	443
Taxes paid	–591	–666	75
Cash flow before working capital changes	2 781	2 235	546
Payments out of provisions and other net cash movements in non-current liabilities	–160	–164	4
Change in net current assets and other operating cash flow items	–3	–219	216
Cash flow from operating activities from continuing operations	2 618	1 852	766
Investments in property, plant & equipment	–485	–564	79
Investments in intangible, non-current and financial assets	–234	–88	–146
Sale of property, plant & equipment, intangible, financial and other non-current assets	17	19	–2
Acquisitions / divestments	–31		–31
Increase/decrease in marketable securities, associated companies and non-controlling interests	–1 999	1 684	–3 683
Cash flow from investing activities from continuing operations	–2 732	1 051	–3 783
Change in current and non-current financial debts	1 943	4 776	–2 833
Dividends paid to shareholders of Novartis AG	–10	–3	–7
Treasury share transactions	44	–654	698
Other financing cash flows	78	60	18
Cash flow from financing activities from continuing operations	2 055	4 179	–2 124
Cash flow from discontinued operations		18	–18
Translation effect on cash and cash equivalents	74	38	36
Change in cash and cash equivalents from continuing operations	2 015	7 138	–5 123
Cash and cash equivalents at April 1 from continuing operations	1 575	6 931	–5 356
Cash and cash equivalents at June 30 from continuing operations	3 590	14 069	–10 479

Notes to the Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2009 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2009, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2008 Annual Report published on January 28, 2009. As of January 1, 2009, the Group adopted the revised IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments and the revised IAS 23 Borrowing Costs. These new accounting standards did not have a significant impact on the Group’s Condensed Interim Consolidated Financial Statements.

2. Selected critical accounting policies

The principal accounting policies of Novartis are set out in note 1 to the Consolidated Financial Statements in the 2008 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 8 and 9 of the 2008 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 9 and 10 of the 2008 Annual Report, intangible assets and investments in associated companies are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2009 and 2008:

2009

Corporate – Issuance of US dollar bond

On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

Corporate – Issuance of euro bond

On June 2, Novartis launched a bond issue of EUR 1.5 billion (approximately USD 2.1 billion) with a coupon of 4.25% under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, was priced at 99.757% with a maturity date of June 15, 2016. It is guaranteed by Novartis AG.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Corporate – Novartis India Ltd.

On March 25, Novartis announced a tender offer to acquire an additional stake in its majority-owned Indian subsidiary, Novartis India Ltd., from public shareholders. Results from the offer showed Novartis increased its stake to nearly 76.4% from the previously level of 50.9%. The transaction represents a total value of approximately Rs 3.7 billion (or approximately USD 78 million). Almost all large institutional investors and quasi-institutional shareholders participated in the offer. This transaction resulted in USD 48 million of goodwill.

Sandoz – EBEWE Pharma

On May 20, Novartis announced a definitive agreement for Sandoz to acquire the specialty generic injectables business of EBEWE Pharma for EUR 925 million (USD 1.3 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction, which requires customary regulatory approvals, is expected to be completed in 2009.

2008

Corporate – Issuance of Swiss franc bonds

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately USD 1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Corporate – Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company listed only on the New York Stock Exchange. The potential total value of the two steps is up to approximately USD 39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or up to approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to buy the remaining 23% of shares held by Alcon minority shareholders.

Novartis has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore currently exempt from recognition under IAS 39.

At June 30, 2009, Alcon’s share price on the New York Stock Exchange (NYSE) was USD 116.12 compared to USD 90.91 at March 31, 2009, and USD 89.19 at December 31, 2008. Based on an evaluation of publicly available information about Alcon during the first half of 2009, no factors indicated that the “value in use” of this strategic investment to Novartis has fallen below the current carrying value of USD 136.84 per share. (The revised carrying value from the previous level of USD 140.58 at the end of the first quarter of 2009 takes into account dividends paid in 2009 as well as other equity accounting adjustments.) Further information, including assumptions used in determining the valuation of this investment as of December 31, 2008, is provided in the 2008 Annual Report and Form 20-F under “Critical Accounting Policies and Estimates.”

Pharmaceuticals – Speedel

On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer. Novartis now holds more than 99.9% of Speedel’s outstanding shares, and the process is continuing to delist Speedel’s shares on the SIX Swiss Exchange. The acquisition price for the 90.3% interest not previously held was approximately CHF 939 million (USD 888 million) excluding USD 26 million of cash held by Speedel as of the July acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel’s identified net assets were USD 472 million, which resulted in 2008 goodwill of USD 493 million. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by USD 38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first half of 2009.

Pharmaceuticals – Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total USD 102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to USD 300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to USD 72 million, which resulted in goodwill of USD 30 million. The consolidation of Protez resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first half of 2009.

Pharmaceuticals – Nektar pulmonary business

On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.’s pulmonary business unit for USD 115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill. The consolidation of the Nektar pulmonary business resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first half of 2009.

4. Principal currency translation rates

First half

	Average rates H1 2009 USD	Average rates H1 2008 USD	Period-end rates June 30, 2009 USD	Period-end rates June 30, 2008 USD
1 CHF	0.885	0.953	0.926	0.982
1 EUR	1.332	1.531	1.412	1.579
1 GBP	1.491	1.974	1.670	1.995
100 JPY	1.049	0.953	1.048	0.946

Second quarter

	Average rates Q2 2009 USD	Average rates Q2 2008 USD	Period-end rates June 30, 2009 USD	Period-end rates June 30, 2008 USD
1 CHF	0.899	0.970	0.926	0.982
1 EUR	1.361	1.562	1.412	1.579
1 GBP	1.548	1.970	1.670	1.995
100 JPY	1.028	0.956	1.048	0.946

5. Consolidated income statements – First half – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	13 548	13 192	494	602	3 500	3 854	2 713	2 987			20 255	20 635			20 255	20 635
Sales to other Divisions	92	108	15	5	128	136	23	29	–258	–278
Sales of Divisions	13 640	13 300	509	607	3 628	3 990	2 736	3 016	–258	–278	20 255	20 635			20 255	20 635
Other revenues	186	303	192	225	6	11	29	32			413	571			413	571
Cost of Goods Sold	–2 268	–2 204	–467	–526	–1 947	–2 071	–977	–1 056	250	273	–5 409	–5 584			–5 409	–5 584
Of which amortization and impairments of product and patent rights and trademarks	–162	–177	–141	–145	–112	–137	–41	–39			–456	–498			–456	–498
Gross profit	11 558	11 399	234	306	1 687	1 930	1 788	1 992	–8	–5	15 259	15 622			15 259	15 622
Marketing & Sales	–4 004	–4 008	–131	–137	–620	–715	–956	–1 061			–5 711	–5 921			–5 711	–5 921
Research & Development	–2 784	–2 665	–191	–183	–284	–348	–162	–154	–75	–91	–3 496	–3 441			–3 496	–3 441
General & Administration	–399	–392	–76	–80	–182	–201	–170	–186	–220	–219	–1 047	–1 078			–1 047	–1 078
Other Income & Expense	–96	–60	–70	–34	–63	–75	6	–25	–71	–39	–294	–233		30	–294	–203
Of which amortization and impairments of capitalized intangible assets included in function costs	–52	–72	–12	–17	–6	–19		–1	–2	–1	–72	–110			–72	–110
Operating income	4 275	4 274	–234	–128	538	591	506	566	–374	–354	4 711	4 949		30	4 711	4 979
Income from associated companies											207	256			207	256
Financial income											43	233			43	233
Interest expense											–222	–118			–222	–118
Income before taxes											4 739	5 320		30	4 739	5 350
Taxes											–720	–746		–21	–720	–767
Net income											4 019	4 574		9	4 019	4 583

Additions to:
– Property, plant and equipment(1)	406	492	226	198	115	242	59	58	30	32	836	1 022			836	1 022
– Goodwill and other intangible assets(1)	146	70	12	3	12	14	68	8	48	1	286	96			286	96

(1) Excluding impact of business acquisitions

Consolidated income statements – Second quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	7 115	6 928	247	322	1 774	1 948	1 410	1 528			10 546	10 726			10 546	10 726
Sales to other Divisions	47	55	5	2	65	73	13	14	–130	–144
Sales of Divisions	7 162	6 983	252	324	1 839	2 021	1 423	1 542	–130	–144	10 546	10 726			10 546	10 726
Other revenues	84	145	95	99	2	5	15	15			196	264			196	264
Cost of Goods Sold	–1 180	–1 197	–241	–266	–995	–1 081	–516	–531	108	139	–2 824	–2 936			–2 824	–2 936
Of which amortization and impairments of product and patent rights and trademarks	–82	–90	–71	–72	–58	–70	–22	–20			–233	–252			–233	–252
Gross profit	6 066	5 931	106	157	846	945	922	1 026	–22	–5	7 918	8 054			7 918	8 054
Marketing & Sales	–2 106	–2 106	–72	–80	–324	–378	–488	–542			–2 990	–3 106			–2 990	–3 106
Research & Development	–1 441	–1 355	–103	–97	–143	–186	–86	–81	–29	–48	–1 802	–1 767			–1 802	–1 767
General & Administration	–205	–210	–43	–40	–91	–98	–89	–96	–114	–115	–542	–559			–542	–559
Other Income & Expense	–101	–82	–55	–15	–41	–37	12	–3	–35	–24	–220	–161		6	–220	–155
Of which amortization and impairments of capitalized intangible assets included in function costs	–27	–31	–6	–8	–3	–8		–1	–1	–1	–37	–49			–37	–49
Operating income	2 213	2 178	–167	–75	247	246	271	304	–200	–192	2 364	2 461		6	2 364	2 467
Income from associated companies											124	119			124	119
Financial income											91	85			91	85
Interest expense											–136	–61			–136	–61
Income before taxes											2 443	2 604		6	2 443	2 610
Taxes											–399	–338		–12	–399	–350
Net income											2 044	2 266		–6	2 044	2 260

Additions to:
– Property, plant and equipment(1)	247	277	135	99	63	154	35	35	18	20	498	585			498	585
– Goodwill and other intangible assets(1)	19	33	7	3	11	10	65	6	48		150	52			150	52

(1) Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance.

Litigation is inherently unpredictable and large verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 19 in the Group’s Consolidated Financial Statements in the 2008 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2008 Annual Report and includes information as of the 2009 first half:

Governmental investigations

The US Attorney’s Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary in 2005. Novartis is cooperating with parallel civil and criminal investigations of the US Attorney’s Office into allegations of potential off-label promotion of the epilepsy therapy Trileptal. Settlement discussions covering civil and criminal investigations are ongoing. At this time, Novartis is unable to assess with any reasonable certainty the likely outcome of these discussions.

The US Attorney’s Office for the Northern District of California served in 2007 an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act covering several Novartis subsidiaries. The subpoena covered information regarding potential off-label marketing and promotion of TOBI, a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006. Settlement discussions regarding the investigation are ongoing. At this time, Novartis is unable to assess with any reasonable certainty the likely outcome of these discussions.

A Novartis subsidiary has received letter requests from the Attorney General of the State of Texas. The requests seek documents and information relating to the promotion of the dermatology medicine Elidel. The Company is responding to the requests and will cooperate with the inquiry.

Zometa/Aredia litigation

Novartis Pharmaceuticals Corp. (NPC) is a defendant in approximately 625 cases brought in US courts. Plaintiffs claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed.

Zelnorm

Novartis subsidiaries are defendants in approximately 140 cases brought in US courts. Plaintiffs claim to have experienced cardiovascular injuries after having been treated with Zelnorm, a treatment for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. Trials are currently scheduled for the first quarter of 2010 in Louisiana and Virginia.

Contact lenses patent litigation

In the US, Johnson & Johnson (J&J) filed suits seeking declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents (Jump patents). CIBA Vision filed counter-claims for infringement of its Jump patents. The trial on the Johnson & Johnson Oasys® product in the US began at the end of March 2009. Closing arguments for the trial were held on June 10, 2009. Novartis has also filed infringement suits based on these patent rights in several European countries, including France, Germany, the Netherlands, Ireland, Italy, and the United Kingdom. J&J filed an invalidation suit in Austria in January 2009. Courts in the Netherlands (February 2009) and France (March 2009) issued rulings holding that CIBA Vision’s patents were valid and infringed by J&J’s sales of Oasys® products. J&J appealed these rulings in the Netherlands and France. A trial in the UK, which was concluded in April 2009, held in a ruling issued in July 2009 that the Jump patents were invalid.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient of this medicine is covered by a compound patent that expires in 2010 in the US. Novartis initiated litigation against Teva and Roxane for infringement of patents covering the compound and method of use. Teva launched “at risk” its generic version in 2007, and a request by Novartis to grant a preliminary injunction was denied. In February 2009, the judge denied Teva’s motion for summary judgment of the invalidity based on obviousness. Since the patent was not held invalid at this stage of the litigation, the case will continue to a full trial on its merits. The trial on the compound patent is scheduled to begin on November 9, 2009. Roxane has also been added as co-defendant to the Teva litigation.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a State Court in California and in a Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the Court found the sales representatives are not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment. The US Department of Labor has indicated that it will file an amicus brief on behalf of plaintiffs.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Motions have been made to dismiss the complaint or for summary judgment in other cases. Novartis Pharmaceuticals Corp. was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed USD 33 million of compensatory damages. No punitive damages were awarded. The Novartis subsidiary has appealed the verdict. In a separate trial that took place in Alabama in February 2009, the jury rendered a verdict against a Sandoz subsidiary and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. The Novartis subsidiary will appeal the verdict. A second trial involving Sandoz took place in Kentucky in June 2009. The jury rendered a verdict against Sandoz and imposed USD 16 million of compensatory damages. No punitive damages were awarded.

Supplementary information

Non-IFRS disclosures

Net debt/liquidity and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt/liquidity is presented as additional information since management believes it is a useful indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information since management believes it is a useful indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in net debt/liquidity (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	1 552	8 709	–7 157
Change in marketable securities, financial debt and financial derivatives	–2 359	–10 649	8 290
Change in net debt/liquidity	–807	–1 940	1 133
Net debt/liquidity at January 1	–1 247	7 407	–8 654
Net debt/liquidity at June 30	–2 054	5 467	–7 521

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	2 015	7 138	–5 123
Change in marketable securities, financial debt and financial derivatives	–456	–6 042	5 586
Change in net debt/liquidity	1 559	1 096	463
Net debt/liquidity at April 1	–3 613	4 371	–7 984
Net debt/liquidity at June 30	–2 054	5 467	–7 521

Free cash flow (unaudited)

First half

	H1 2009	H1 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	4 571	3 541	1 030
Purchase of property, plant & equipment	–853	–967	114
Purchase of intangible, non-current and financial assets	–370	–166	–204
Sale of property, plant & equipment, intangible, financial and non-current assets	74	166	–92
Free cash flow from continuing operations before dividends	3 422	2 574	848
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Free cash flow from continuing operations	–519	–771	252
Free cash flow from discontinued operations		–85	85
Free cash flow	–519	–856	337

Second quarter

	Q2 2009	Q2 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	2 618	1 852	766
Purchase of property, plant & equipment	–485	–564	79
Purchase of intangible, non-current and financial assets	–234	–88	–146
Sale of property, plant & equipment, intangible, financial and non-current assets	17	19	–2
Free cash flow from continuing operations before dividends	1 916	1 219	697
Dividends paid to shareholders of Novartis AG	–10	–3	–7
Free cash flow from continuing operations	1 906	1 216	690
Free cash flow from discontinued operations		–14	14
Free cash flow	1 906	1 202	704

Share information (unaudited)

	June 30, 2009	June 30, 2008
Number of shares outstanding (million)	2 264.8	2 263.3
Registered share price (CHF)	44.04	56.25
ADS price (USD)	40.79	55.04
Market capitalization (USD billion)	92.4	125.0
Market capitalization (CHF billion)	99.7	127.3

Impact of impairment, intangible asset and restructuring charges and significant exceptional items – First half (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008	H1 2009	H1 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	4 275	4 274	–234	–128	538	591	506	566	–374	–354	4 711	4 949
Recurring amortization	190	201	153	161	118	156	41	40	2	1	504	559
Impairment of intangible assets	24	48		1							24	49
Intangible asset charges	214	249	153	162	118	156	41	40	2	1	528	608
Exceptional gains from divesting brands, subsidiaries and financial investments	–15	–141									–15	–141
Acquisition-related restructuring and integration expenses, net				11								11
Other restructuring expenses	–15	47	1		7	4		–3			–7	48
Impairment of property, plant & equipment	–1	6			–2	2				4	–3	12
Impairment of financial assets		21							–8	6	–7	27
Legal provisions, litigations and exceptional settlements	1		45	–49							56	–49
Release of pre-launch inventory provisions		–45										–45
Release of US government health agency rebate provisions		–104										–104

Total significant exceptional items	19	216	6	38				3	8	0	4	241

Total adjustments	95	33	199	124	123	162	41	37	–6	11	552	367

Adjusted operating income	470	4 307	–35	–4	661	753	547	603	–380	–343	5 263	5 316

Adjusted return on net sales	3.0%	32.6%			18.9%	19.5%	20.2%	20.2%			26.0%	25.8%
Income from associated companies											207	256
Recurring amortization related to income from associated companies, net of tax											279	69
Net financial expense/income											–179	115
Taxes (adjusted for above items)											–881	–895
Adjusted net income from continuing operations											4 689	4 861
Adjusted net income attributable to shareholders											4 667	4 844
Adjusted basic earnings per share from continuing operations											2.06	2.14

Impact of impairment, intangible asset and restructuring charges and significant exceptional items – Second quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	2 213	2 178	–167	–75	247	246	271	304	–200	–192	2 364	2 461
Recurring amortization	95	100	77	80	61	78	22	21	1	1	256	280
Impairment of intangible assets	14	21									14	21
Intangible asset charges	109	121	77	80	61	78	22	21	1	1	270	301
Exceptional gains from divesting brands, subsidiaries and financial investments		–26										–26
Acquisition-related restructuring and integration expenses, net				11								11
Other restructuring expenses	–2	8	–1		7			–3			4	5
Impairment of property, plant & equipment	–4	4			–1						–5	4
Impairment of financial assets		6							–11	1	–11	7
Legal provisions, litigations and exceptional settlements	1		45								56
Release of US government health agency rebate provisions		–104										–104

Total significant exceptional items		112	4	1				3	11		4	103

Total adjustments	14	9	121	91	67	78	22	18	–10	2	314	198

Adjusted operating income	327	2 187	–46	16	314	324	293	322	–210	–190	2 678	2 659

Adjusted return on net sales	2.7%	31.6%		5.0%	17.7%	16.6%	20.8%	21.1%			25.4%	24.8%
Income from associated companies											124	119
Recurring amortization related to income from associated companies, net of tax											140	35
Net financial expense/income											–45	24
Taxes (adjusted for above items)											–491	–416
Adjusted net income from continuing operations											2 406	2 421
Adjusted net income attributable to shareholders											2 397	2 410
Adjusted basic earnings per share from continuing operations											1.06	1.06

Supplementary tables: First half 2009 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co-Diovan	Hypertension	1 240	5	1 695	8	2 935	2	6
Gleevec/Glivec	Chronic myeloid leukemia	513	22	1 371	12	1 884	3	15
Zometa	Cancer complications	351	12	350	8	701	4	10
Femara	Breast cancer	272	16	324	15	596	6	15
Sandostatin	Acromegaly	218	6	321	6	539	–3	6
Lucentis	Age-related macular degeneration			523	42	523	20	42
Neoral/Sandimmun	Transplantation	46	–16	402	–1	448	–11	–2
Exelon/Exelon Patch	Alzheimer’s disease	166	34	270	20	436	12	24
Voltaren (Excl. OTC)	Inflammation/pain	2	–33	370	–3	372	–11	–3
Exforge	Hypertension	106	71	198	109	304	76	96
Top ten products total		2 914	12	5 824	13	8 738	4	13
Exjade	Iron chelator	118	23	177	43	295	24	35
Lescol	Cholesterol reduction	61	–22	228	–5	289	–14	–9
Comtan/Stalevo	Parkinson’s disease	105	9	156	19	261	7	15
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	175	2	48	21	223	1	6
Reclast/Aclasta	Osteoporosis	139	88	61	146	200	94	105
Tegretol	Epilepsy	52	–37	135	–4	187	–24	–15
Foradil	Asthma	6	–25	173	5	179	–14	4
Lotrel	Hypertension	169	–13			169	–13	–13
Myfortic	Transplantation	63	40	100	26	163	16	31
Trileptal	Epilepsy	61	–13	86	–1	147	–15	–6
Top 20 products total		3 863	10	6 988	13	10 851	3	12
Rest of portfolio		785	15	1 912	9	2 697	1	11
Total Division sales		4 648	11	8 900	12	13 548	3	12

Supplementary tables: Second quarter 2009 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	655	7	878	6	1 533	2	6
Gleevec/Glivec	Chronic myeloid leukemia	268	24	722	14	990	5	16
Zometa	Cancer complications	173	8	186	11	359	4	10
Femara	Breast cancer	141	18	169	13	310	7	15
Sandostatin	Acromegaly	112	7	169	6	281	–3	6
Lucentis	Age-related macular degeneration			294	42	294	21	41
Neoral/Sandimmun	Transplantation	20	–29	207	0	227	–12	–3
Exelon/Exelon Patch	Alzheimer’s disease	88	35	145	23	233	15	27
Voltaren (Excl. OTC)	Inflammation/pain	1	0	197	0	198	–8	0
Exforge	Hypertension	57	58	111	96	168	66	84
Top ten products total		1 515	13	3 078	13	4 593	4	13
Exjade	Iron chelator	75	42	98	47	173	34	44
Lescol	Cholesterol reduction	30	–29	118	–9	148	–18	–13
Comtan/Stalevo	Parkinson’s disease	54	6	84	17	138	5	13
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	83	–5	27	20	110	–4	2
Reclast/Aclasta	Osteoporosis	80	74	35	135	115	80	91
Tegretol	Epilepsy	20	–62	71	5	91	–31	–23
Foradil	Asthma	2	–50	86	3	88	–15	1
Lotrel	Hypertension	86	–14			86	–14	–14
Myfortic	Transplantation	34	42	56	26	90	17	31
Trileptal	Epilepsy	31	3	46	0	77	–7	1
Top 20 products total		2 010	10	3 699	13	5 709	4	12
Rest of portfolio		402	5	1 004	10	1 406	–1	9
Total Division sales		2 412	9	4 703	12	7 115	3	11

First half – Pharmaceutical net sales by therapeutic area
(unaudited)

	H1 2009 USD m	H1 2008 USD m	% change USD	% change lc
Cardiovascular and Metabolism
Diovan	2 935	2 878	2	6
Exforge	304	173	76	96
Lotrel	169	195	–13	–13
Tekturna/Rasilez	119	58	105	117
Galvus	65	14	364	465
Total strategic franchise products	3 592	3 318	8	14
Mature products (including Lescol)	677	775	–13	–6
Total Cardiovascular and Metabolism products	4 269	4 093	4	10

Oncology
Gleevec/Glivec	1 884	1 830	3	15
Zometa	701	677	4	10
Femara	596	561	6	15
Sandostatin	539	558	–3	6
Exjade	295	238	24	35
Other	219	179	22	35
Total Oncology products	4 234	4 043	5	15

Neuroscience and Ophthalmics
Lucentis	523	437	20	42
Exelon/Exelon Patch	436	391	12	24
Comtan/Stalevo	261	245	7	15
Ritalin/Focalin	223	220	1	6
Tegretol	187	245	–24	–15
Trileptal	147	173	–15	–6
Extavia	12		NM	NM
Other	328	425	–23	–13
Total strategic franchise products	2 117	2 136	–1	11
Mature products	188	211	–11	0
Total Neuroscience and Ophthalmics products	2 305	2 347	–2	10

Respiratory
Foradil	179	209	–14	4
Tobi	143	145	–1	4
Xolair	140	95	47	67
Other	48	52	–8	7
Total strategic franchise products	510	501	2	16
Mature products	48	49	–2	–3
Total Respiratory products	558	550	1	15

Immunology and Infectious Diseases
Neoral/Sandimmun	448	503	–11	–2
Reclast/Aclasta	200	103	94	105
Myfortic	163	141	16	31
Other	150	125	20	34
Total strategic franchise products	961	872	10	21
Mature products	458	574	–20	–14
Total Immunology and Infectious Diseases products	1 419	1 446	–2	7

Additional products
Voltaren (excluding OTC)	372	418	–11	–3
Enablex/Emselex	107	95	13	16
Everolimus sales to stent manufacturers	116		NM	NM
Other	168	200	–16	–10
Total additional products	763	713	7	15

Total strategic franchise products	11 414	10 870	5	14
Total mature and additional products	2 134	2 322	–8	–1
Total Division net sales	13 548	13 192	3	12

NM – Not meaningful

Second quarter – Pharmaceutical net sales by therapeutic area
(unaudited)

	Q2 2009 USD m	Q2 2008 USD m	% change USD	% change lc
Cardiovascular and Metabolism
Diovan	1 533	1 509	2	6
Exforge	168	101	66	84
Lotrel	86	100	–14	–14
Tekturna/Rasilez	67	30	123	135
Galvus	39	8	388	491
Total strategic franchise products	1 893	1 748	8	14
Mature products (including Lescol)	346	398	–13	–6
Total Cardiovascular and Metabolism products	2 239	2 146	4	8

Oncology
Gleevec/Glivec	990	942	5	16
Zometa	359	346	4	10
Femara	310	291	7	15
Sandostatin	281	289	–3	6
Exjade	173	129	34	44
Other	124	98	27	39
Total Oncology products	2 237	2 095	7	17

Neuroscience and Ophthalmics
Lucentis	294	242	21	41
Exelon/Exelon Patch	233	203	15	27
Comtan/Stalevo	138	131	5	13
Ritalin/Focalin	110	114	–4	2
Tegretol	91	131	–31	–23
Trileptal	77	83	–7	1
Extavia	9		NM	NM
Other	169	229	–26	–17
Total strategic franchise products	1 121	1 133	–1	10
Mature products	100	106	–6	0
Total Neuroscience and Ophthalmics products	1 221	1 239	–1	9

Respiratory
Foradil	88	104	–15	1
Tobi	69	72	–4	2
Xolair	79	56	41	61
Other	24	25	–4	4
Total strategic franchise products	260	257	1	15
Mature products	20	21	–5	–3
Total Respiratory products	280	278	1	12

Immunology and Infectious Diseases
Neoral/Sandimmun	227	258	–12	–3
Reclast/Aclasta	115	64	80	91
Myfortic	90	77	17	31
Other	82	66	24	36
Total strategic franchise products	514	465	11	21
Mature products	237	335	–29	–14
Total Immunology and Infectious Diseases products	751	800	–6	2

Additional products
Voltaren (excluding OTC)	198	216	–8	0
Enablex/Emselex	55	49	12	17
Everolimus sales to stent manufacturers	47		NM	NM
Other	87	105	–17	–7
Total additional products	387	370	5	4

Total strategic franchise products	6 025	5 698	6	15
Total mature and additional products	1 090	1 230	–11	–4
Total Division net sales	7 115	6 928	3	11

NM – Not meaningful

Net sales by region(1) (unaudited)

First half

	H1 2009	H1 2008	% change		H1 2009	H1 2008
	USD m	USD m	USD	local currencies	% of total	% of total
Pharmaceuticals
US	4 648	4 203	11	11	35	32
Europe	4 928	5 220	–6	12	36	40
Asia / Africa / Australasia	2 857	2 586	10	12	21	20
Canada and Latin America	1 115	1 183	–6	13	8	8
Total	13 548	13 192	3	12	100	100

Vaccines and Diagnostics
US	182	224	–19	–18	37	37
Europe	192	269	–29	–17	39	45
Asia / Africa / Australasia	95	96	–1	16	19	16
Canada and Latin America	25	13	92	123	5	2
Total	494	602	–18	–9	100	100

Sandoz
US	880	898	–2	–1	25	23
Europe	2 001	2 317	–14	3	57	60
Asia / Africa / Australasia	370	370	0	15	11	10
Canada and Latin America	249	269	–7	12	7	7
Total	3 500	3 854	–9	4	100	100

Consumer Health
US	868	847	2	3	32	28
Europe	1 207	1 439	–16	1	45	48
Asia / Africa / Australasia	418	445	–6	–1	15	15
Canada and Latin America	220	256	–14	4	8	9
Total	2 713	2 987	–9	1	100	100

Group
US	6 578	6 172	7	7	32	30
Europe	8 328	9 245	–10	7	42	45
Asia / Africa / Australasia	3 740	3 497	7	11	18	17
Canada and Latin America	1 609	1 721	–7	12	8	8
Total	20 255	20 635	–2	8	100	100

(1) Net sales from operations by location of third party customer.

Net sales by region(1) (unaudited)

Second quarter

	Q2 2009	Q2 2008	% change		Q2 2009	Q2 2008
	USD m	USD m	USD	local currencies	% of total	% of total
Pharmaceuticals
US	2 412	2 218	9	9	34	32
Europe	2 594	2 722	–5	12	36	40
Asia / Africa / Australasia	1 502	1 349	11	13	21	19
Canada and Latin America	607	639	–5	12	9	9
Total	7 115	6 928	3	11	100	100

Vaccines and Diagnostics
US	95	145	–34	–33	38	45
Europe	87	121	–28	–17	35	38
Asia / Africa / Australasia	54	49	10	27	22	15
Canada and Latin America	11	7	57	95	5	2
Total	247	322	–23	–15	100	100

Sandoz
US	433	430	1	2	25	22
Europe	1 013	1 176	–14	2	57	60
Asia / Africa / Australasia	199	200	0	12	11	10
Canada and Latin America	129	142	–9	8	7	8
Total	1 774	1 948	–9	4	100	100

Consumer Health
US	447	428	4	4	32	28
Europe	620	727	–15	2	44	48
Asia / Africa / Australasia	224	236	–5	0	16	15
Canada and Latin America	119	137	–13	2	8	9
Total	1 410	1 528	–8	2	100	100

Group
US	3 387	3 221	5	6	32	30
Europe	4 314	4 746	–9	7	41	44
Asia / Africa / Australasia	1 979	1 834	8	12	19	17
Canada and Latin America	866	925	–6	10	8	9
Total	10 546	10 726	–2	8	100	100

(1) Net sales from operations by location of third party customer.

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q2 2009	Q1 2009	Change
	USD m	USD m	USD m	%
Net sales	10 546	9 709	837	9
Operating income	2 364	2 347	17	1
Financial income	91	–48	139
Interest expense	–136	–86	–50	58
Taxes	–399	–321	–78	24
Net income	2 044	1 975	69	3

Net sales by region

	Q2 2009	Q1 2009	Change
	USD m	USD m	USD m	USD %
US	3 387	3 191	196	6
Europe	4 314	4 014	300	7
Asia / Africa / Australasia	1 979	1 761	218	12
Canada and Latin America	866	743	123	17
Total	10 546	9 709	837	9

Net sales by division

	Q2 2009	Q1 2009	Change
	USD m	USD m	USD m	USD %
Pharmaceuticals	7 115	6 433	682	11
Vaccines and Diagnostics	247	247	0	0
Sandoz	1 774	1 726	48	3
Consumer Health continuing operations	1 410	1 303	107	8
Total	10 546	9 709	837	9

Operating income by division

	Q2 2009	Q1 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	2 213	2 062	151	7
Vaccines and Diagnostics	–167	–67	–100	149
Sandoz	247	291	–44	–15
Consumer Health continuing operations	271	235	36	15
Corporate Income & Expense, net	–200	–174	–26	15
Operating income from continuing operations	2 364	2 347	17	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 16, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting